FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of NOVEMBER, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: NOVEMBER 16, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            16 November 2005, Transaction in Own Shares

Exhibit 99




Unilever NV and Unilever PLC

16 November 2005


Unilever NV and Unilever PLC - Transactions in Own Shares


Unilever NV announces that on 16 November 2005, it purchased 155,000 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between euro 56.85 and euro 57.45 per share. The purchased shares will be held as treasury shares.

Unilever NV also announces that 1,375 Unilever NV ordinary shares held as treasury shares were released under Employee Share Plans.

Following the above purchase and release, Unilever NV together with subsidiary companies, holds 22,568,538 Unilever NV ordinary shares in treasury, and has 549,007,362 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 16 November 2005, it purchased 900,000 Unilever PLC ordinary shares at prices between 558.00 pence and 564.00 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 14,524,149 Unilever PLC ordinary shares in treasury, and has 2,896,934,431 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam
(Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London
(Tel. +44 207 822 5746)